TERYL RESOURCES CORP.
 #185, 10751 Shellbridge Way
Richmond, BC V6X 2W8

INFORMATION CIRCULAR
(As at October 12, 2001, except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of TERYL RESOURCES CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at Salon #216, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia, V6X 1K8, on Thursday, November 22, 2001. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or solicitating agents. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company.

A member wishing to appoint some other person who need not be a member to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Montreal Trust Company of Canada, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

A member who has given a proxy may revoke it by an instrument in writing deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the member may personally attend at the Meeting and vote his shares as if no proxy had been given.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to intermediaries (brokers) is identical to that provided to registered shareholders, however, its purpose is limited to instructing the intermediary (broker) how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll or ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specifications, the management or designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on October 12, 2001 as the record date (the "Record Date") for the determination of members entitled to notice of the annual general meeting of shareholders. Only members of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a member of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of members entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each. 23,033,238 common shares are currently issued and outstanding.

Any shareholder of record at the close of business on October 12, 2001 who either personally attends the meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting. Such shareholder or proxyholder is entitled to one vote for each common share held.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,382,783 (1)	23.37%
John G. Robertson	3,607,064 (2)	15.66%

(1)

Of the 5,382,783 common shares owned by Susanne Robertson, 581,500 common shares are held directly and the balance of 4,801,283 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

(2)

Of the 3,607,064 common shares owned by John G. Robertson, 1,747,564 common shares are held directly and the balance of 1,859,500 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust.

As of October 12, 2001, the directors and senior officers as a group owned beneficially directly and indirectly, 9,068,597 common shares of the Company, representing 39.37% of the presently issued and outstanding common shares of the Company.

ADVANCE NOTICE OF MEETING

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was mailed to the British Columbia Securities Commission and to the Canadian Venture Exchange and was published in The Province newspaper, Vancouver, British Columbia on September 26, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

The Company has three executive officers and three directors. The aggregate cash compensation accrued/paid to the executive officers by the Company for services rendered for the year ended May 31, 2001 was $30,000 (2000 - $30,000). This was accrued as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company.

Incentive Share Option Plan

The Company has not adopted an Incentive Stock Option Plan (the “Plan”) and there is no such Plan in effect as at the date hereof.

Other

Except as set out below, the Company has not paid any other compensation to any of its Executive Officers, Director or Employees in its most recently completed financial year.

Summary Compensation Table

The Name Executive Officers of the Company are defined as follows:

(a)	each Chief Executive Officer of the Company, despite the amount of compensation paid to that individual;

(b)

each of the Company’s four most highly compensated Executive Officers, other than the Chief Executive Officer, who were serving as Executive Officers at the end of the most recently completed financial year provided that disclosure is not required for an executive officer whose salary and bonus does not exceed $100,000.00; and

(c)

any additionals individual for whom disclosure would have been provided under (b) but for the fact the individual was not serving as an Executive Officer of the Company at the end of the most recently completed financial year.

The following table provides a summary of compensation earned during the fiscal year ended May 31, 2001 by the only Named Executive Officer of the Company, the President. There are no other executive officers whose combined salary and bonus exceeds $100,000.00.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(1) / SARS(2) Granted #	Restricted Shares or Restricted Share Units ($)	(3) LTIP Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2001	Nil	Nil	$30,000.00 (4)	1,000,000	Nil	Nil	Nil
John G. Robertson, President	2000	Nil	Nil	$30,000.00 (4)	Nil	Nil	Nil	Nil
John G. Robertson, President	1999	Nil	Nil	$30,000.00 (4)	Nil	Nil	Nil	Nil

(1)	Number of stock options granted during the fiscal year reported. During fiscal 1999 and 2000, Mr. Robertson held 600,000 options exercisable at $0.17 which expired on February 16, 2000.

(2)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(3)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4)	John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd., which accrued $2,500 per month from the Company for management services provided to the Company.

Incentive Plans

(a)         Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)         Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Issuer or any of its subsidiaries made during the financial year ended May 31st, 2001 and up to the date of this Information Circular, to each of the Named Executive Officers and the directors of the Issuer. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Option/SAR Grants

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
John Robertson, Director	1,000,000	100%	$0.24	$0.31	Sept 12/05

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the Canadian Venture Exchange.

Retirement and Pension Plans

The Issuer has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issuers are made by the Board of Directors of the Issuer. Since the last annual general meeting held by the Company, the Board of Directors has consisted of John Robertson (President), Brian Cherry and Susanne Robertson.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

(1)	level of services, expertise, business contacts and skills provided to the Company;
(2)	degree of involvement and participation in the day to day operations of the Company;
(3)	amount of finances available to the Company; and
(4)	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company paid no cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”)

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays the sum of $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is June Fitzmartyn, Chartered Accountant, of #590, 2600 Granville Street, Vancouver, British Columbia, V6H 3V3.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

MANAGEMENT CONTRACTS

During the last fiscal year of the Company, the sum of $30,000 was accrued as a management fee to a company controlled by Susanne Robertson, a director of the Company, pursuant to the terms of a management services agreement and the sum of $6,000 was paid as rent to the same company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements of the Company for the fiscal year ended May 31st, 2001 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the members.

Appointment of Auditor

At the meeting the members will be asked to appoint an auditor to serve until the close of the next annual meeting of the members of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members re-appoint June Fitzmartyn, Chartered Accountant, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of June Fitzmartyn, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of members or until her successor is appointed and to authorize the directors to fix her remuneration.

Election of Directors

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Name and Position Held with the Company	Chief Occupation	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date Upon Which Elected as Director
John George Robertson * President, Secretary and Director	Director and President of the Company; Director and President of Teryl Resources Corp; Director and President of LinuxWizardry Systems, Inc., Director and President of Reg Technologies Inc, REGI U.S., Inc., Information- Highway.com, Inc., and IAS Communications, Inc.; Director and President of SMR Investments Ltd.	1,747,564 common shares (directly) 1,859,500 common shares (indirectly)	Oct. 25, 1985
Jennifer Lorette* Vice-President and Director	Director and Vice-President of the Company; Director and Officer of Information Highway.com, Inc.; Director and Officer of Reg Technologies Inc., Director and Officer of REGI U.S., Inc.; Director of LinuxWizardry Systems, Inc.	78,750 common shares	February 20, 2001
Susanne M. Robertson * Chief Financial Officer and Director	Businesswoman; Director and Chief Financial Officer of the Company, Director of SMR Investments Ltd., Director of LinuxWizardry Systems, Inc.; and Director of Reg Technologies Inc.	561,500 common shares (directly) 4,801,283 common shares (indirectly)	Sept. 12, 1990
* Audit Committee

Granting of Stock Options

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the Canadian Venture Exchange.

Additional Equity Issuances

Management of the Company has determined that current market conditions are such that it may be in the best interest of the Company to undertake further equity issuances. The additional funds raised by such equity issuances would be used to pursue and fund the ongoing business opportunities currently available to the Company and as general working capital.

Accordingly, the members will be asked to pass an ordinary resolution approving the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the Canadian Venture Exchange.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Richmond, British Columbia, this 12th day of October, 2001.

By Order of the Board of
TERYL RESOURCES CORP.

“John G. Robertson”
JOHN ROBERTSON,
President